UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2013 Second Quarter Results”.

The financial statements tables included in the press release (pages 4-8 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2013 SECOND QUARTER RESULTS

Rehovot, Israel – July 30, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2013 second quarter results.

Highlights for the Second Quarter of 2013

•	Quarterly revenues of $28.1 million

•	Blended gross margin of 55%

•	GAAP Net income of $2.8 million, or $0.10 per diluted share

•	Non-GAAP Net income of $3.8 million, or $0.14 per diluted share

•	Positive cash flow from operations of $3.5 million

Management Comments

“We are pleased to report revenues for the second quarter near the high end of our guidance range,” said Gabi Seligsohn, President and CEO of Nova. “This strong performance, combined with a slightly more favorable revenue mix than we expected, also enabled us to exceed the high end of our earnings guidance.”

“Our strong position in the foundry segment continues to be reflected in our results, as several customers ramp up 28nm capacity, continuing the demand for both stand-alone and integrated metrology tools for this process node. In turn, we are able to continue to invest in breakthrough technology such as the new NovaMARS 6.0 modeling engine which we introduced during the second quarter, while also generating positive operating cash flow. During the second quarter, we increased our cash position to $98 million.”

Addressing the business outlook, Mr. Eitan Oppenheim, President and CEO-elect said, “We expect demand for both stand-alone and integrated systems from our broad base of foundry customers to continue during the second half of 2013, mainly for production in 28nm, and possibly 20nm late in the year. We also expect to ship systems for 20nm pilot lines and 16/14nm R&D lines. In addition, we will continue to take advantage of upgrade opportunities, while also collaborating on advanced process control development with leading customers and OEMs. During the second half of 2013, our focus will be on preparing for the 20nm ramp up and the next expansion phase in memory, increasing the adoption of our stand-alone metrology tools for advanced 3D processes, and continuing our strategic software development and expansion initiatives. We will also be leveraging our initial success to further penetrate the 3D interconnect market.”

Nova will discuss the results, along with its outlook and guidance for the third quarter of 2013, on a conference call today, July 30, 2013, beginning at 5:00pm ET. The call will be webcast live from a link on Nova’s website at http://ir.novameasuring.com.

Nova will also conduct a conference call in Hebrew on Wednesday, July 31, 2013 at 11:00am Israel Time.

2013 Second Quarter Results

Total revenues for the second quarter of 2013 were $28.1 million, an increase of 4% relative to the second quarter of 2012, and an increase of 3% relative to the first quarter of 2013.

Gross margin for the second quarter of 2013 was 55%, compared with 54% in the second quarter of 2012 and 54% in the first quarter of 2013.

Operating expenses in the second quarter of 2013 were $12.0 million, compared with $9.9 million in the second quarter of 2012 and $11.8 million in the first quarter of 2013.

On a GAAP basis, the company reported net income of $2.8 million, or $0.10 per diluted share, in the second quarter of 2013. This compares to a net income of $3.7 million, or $0.14 per diluted share, in the second quarter of 2012, and a net income of $2.4 million, or $0.09 per diluted share, in the first quarter of 2013.

On a Non-GAAP basis, which excludes deferred income tax adjustments, stock based compensation expenses and loss or income related to equipment and inventory damage, the company reported net income of $3.8 million, or $0.14 per diluted share, in the second quarter of 2013. This compares to a net income of $5.4 million, or $0.20 per diluted share, in the second quarter of 2012, and a net income of $3.6 million, or $0.13 per diluted share, in the first quarter of 2013.

Total cash reserves at the end of the second quarter of 2013 were $97.6 million.

Conference call details

To attend the conference call today, July 30, 2013, at 5:00pm ET, please dial in the US: 1 877 280 1254; or internationally +972 3 763 0145 or +1 646 254 3361.

To attend the conference call in Hebrew, on July 31, 2013, at 11:00am Israel Time, please dial +972 3 918 0609.

Nova’s financial results conference call on July 30, 2013 will be webcast live from a link on Nova’s website at http://ir.novameasuring.com, together with a presentation to accompany the conference call.

Replays of both the English and Hebrew conference calls will be available from the same link.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, loss or income related to equipment and inventory damage as well as deferred income taxes adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2013	2012

CURRENT ASSETS
Cash and cash equivalents	17,799	15,963
Short-term interest-bearing bank deposits	79,371	75,039
Trade accounts receivable	19,717	17,362
Inventories	16,205	17,827
Deferred income tax assets	528	1,850
Other current assets	2,518	2,549
	136,138	130,590
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	405	405
Other long-term assets	419	516
Severance pay funds	1,819	1,873
	2,643	2,794

FIXED ASSETS, NET	9,607	8,660

TOTAL ASSETS	148,388	142,044

CURRENT LIABILITIES
Trade accounts payable	10,601	10,819
Deferred income	2,634	4,775
Other current liabilities	9,194	8,444
	22,429	24,038

LONG-TERM LIABILITIES
Liability for employee severance pay	2,805	2,806
Deferred income	568	159
Other long-term liability	266	270
	3,639	3,235

SHAREHOLDERS' EQUITY	122,320	114,771

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	148,388	142,044

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	June 30, 2013	March 31, 2013	June 30, 2012

REVENUES
Products	22,419	22,341	22,070
Services	5,705	5,084	4,980
	28,124	27,425	27,050

COST OF REVENUES
Products	9,342	9,079	9,150
Services	3,449	3,580	3,324
	12,791	12,659	12,474

GROSS PROFIT	15,333	14,766	14,576

OPERATING EXPENSES
Research and Development expenses, net	7,567	7,499	5,893
Sales and Marketing expenses	2,968	3,224	3,048
General and Administration expenses	1,472	1,119	972
	12,007	11,842	9,913

OPERATING PROFIT	3,326	2,924	4,663

INTEREST INCOME, NET	246	130	339

INCOME BEFORE INCOME TAXES	3,572	3,054	5,002

INCOME TAXES EXPENSES	769	659	1,278

NET INCOME FOR THE PERIOD	2,803	2,395	3,724

Net income per share:
Basic	0.10	0.09	0.14
Diluted	0.10	0.09	0.14

Shares used for calculation of net income per share
Basic	27,121	26,854	26,610
Diluted	27,419	27,261	27,299

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended
	June 30, 2013	June 30, 2012

REVENUES
Product	44,760	40,837
Services	10,789	8,815
	55,549	49,652

COST OF REVENUES
Product sales	18,421	16,345
Services	7,029	6,153
	25,450	22,498

GROSS PROFIT	30,099	27,154

OPERATING EXPENSES
Research and Development expenses, net	15,066	11,474
Sales and Marketing expenses	6,192	5,929
General and Administration expenses	2,591	1,814
	23,849	19,217

OPERATING PROFIT	6,250	7,937

INTEREST INCOME, NET	376	748

INCOME BEFORE INCOME TAXES	6,626	8,685

INCOME TAX EXPENSES	1,428	2,224

NET INCOME FOR THE PERIOD	5,198	6,461

Net income per share:
Basic	0.19	0.24
Diluted	0.19	0.24

Shares used for calculation of net income per share:
Basic	26,988	26,575
Diluted	27,278	27,269

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	June 30, 2013	March 31, 2013	June 30, 2012
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	2,803	2,395	3,724

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	846	824	577
Loss related to inventory damage	148	-	-
Amortization of deferred stock-based compensation	624	585	409
Increase (decrease) in liability for employee termination benefits, net	66	(11)	(41)
Deferred income taxes	713	609	1,241
Decrease (increase) in trade accounts receivables	(712)	(1,643)	971
Decrease (increase) in inventories	583	(560)	(3,282)
Decrease (increase) in other current and long term Assets	841	(720)	(122)
Increase (decrease) in trade accounts payables and other long-term liabilities	(147)	(75)	1,170
Increase (decrease) in other current liabilities	(504)	1,344	(375)
Increase (decrease) in short and long term deferred income	(1,793)	61	212
Net cash provided by operating activities	3,468	2,809	4,484

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(6,317)	1,985	(10,150)
Proceeds from short-term held to maturity securities	-	-	87
Proceeds from insurance claim	219	-	-
Additions to fixed assets	(1,042)	(342)	(679)
Net cash provided by (used in) investment activities	(7,140)	1,643	(10,742)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	599	457	72
Net cash provided by financing activities	599	457	72

Increase (decrease) in cash and cash equivalents	(3,073)	4,909	(6,186)
Cash and cash equivalents – beginning of period	20,872	15,963	26,594
Cash and cash equivalents – end of period	17,799	20,872	20,408

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended
	June 30, 2013	June 30, 2012
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	5,198	6,461
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,670	1,154
Loss related to equipment and inventory damage	148	-
Amortization of deferred stock-based compensation	1,209	829
Increase (decrease) in liability for employee termination benefits, net	55	(51)
Deferred income taxes	1,322	2,151
Increase in trade accounts receivables	(2,355)	(4,118)
Decrease (increase) in inventories	23	(6,886)
Decrease (increase) in other current and long term assets	121	(653)
Increase (decrease) in trade accounts payables and other long term liabilities	(222)	4,907
Increase (decrease) in other current liabilities	840	(616)
Increase (decrease) in short and long term deferred income	(1,732)	1,372
Net cash provided by operating activities	6,277	4,550

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(4,332)	(1,782)
Proceeds from short-term held to maturity securities	-	33
Proceeds from insurance claim	219	-
Additions to fixed assets	(1,384)	(1,252)
Net cash used in investment activities	(5,497)	(3,001)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,056	143
Net cash provided by financing activities	1,056	143

Increase in cash and cash equivalents	1,836	1,692
Cash and cash equivalents – beginning of period	15,963	18,716
Cash and cash equivalents – end of period	17,799	20,408

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2013	2013	2012

GAAP Net income for the period	2,803	2,395	3,724

Non-GAAP Adjustments:
Stock based compensation expenses	624	585	409
Income taxes expenses	713	609	1,241
Income from insurance claim	(509)	-	-
Loss related to equipment and inventory damage	148	-	-

Non-GAAP Net income for the period	3,779	3,589	5,374

Non-GAAP Net income per share:
Basic	0.14	0.13	0.20
Diluted	0.14	0.13	0.20

Shares used for calculation of Non-GAAP net income per share:
Basic	27,121	26,859	26,610
Diluted	27,419	27,261	27,299

	Six months ended
	June 30,	June 30,
	2013	2012

GAAP Net income for the period	5,198	6,461

Non-GAAP Adjustments:
Stock based compensation expenses	1,209	829
Deferred income taxes expenses	1,322	2,151
Income from insurance claim	(509)	-
Loss related to equipment and inventory damage	148	-

Non-GAAP Net income for the period	7,368	9,441

Non-GAAP Net income per share:
Basic	0.27	0.36
Diluted	0.27	0.35

Shares used for calculation of Non-GAAP net income per share:
Basic	26,988	26,575
Diluted	27,278	27,269